UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2021

ACIES ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39652	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1219 Morningside Drive, Suite 110 Manhattan Beach, California
(Address of Principal Executive Offices)

90266
(Zip Code)

Registrant’s telephone number, including area code: (310) 545-9265

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	ACACU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ACAC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ACACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Acies Acquisition Corp. (“Acies” and, after giving effect to the Mergers (as defined below), “New PlayStudios”) is a blank check company incorporated as a Cayman Islands exempted company limited by shares and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On February 1, 2021, Acies entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Catalyst Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acies (“First Merger Sub”), Catalyst Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acies (“Second Merger Sub”), and PlayStudios, Inc., a Delaware corporation (“PlayStudios”).

The Merger

The Merger Agreement provides that, subject to the approval of Acies’ shareholders and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”) (x) in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), First Merger Sub will merge with and into PlayStudios and PlayStudios will be the surviving corporation and a wholly owned subsidiary of Acies (the “First Merger”) and (y) immediately following the First Merger, and as part of an integrated transaction with the First Merger, PlayStudios will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger and a wholly owned subsidiary of Acies (the “Second Merger” and, together with the First Merger, the “Mergers”);

(ii) as a result of the Mergers, among other things, each outstanding share of common stock of PlayStudios (“PlayStudios Common Stock”) and each share of preferred stock of PlayStudios (“PlayStudios Preferred Stock”) issued and outstanding as of the effective time of the First Merger (the “Effective Time”) will be cancelled in exchange for the right to receive the following:

(a)    if the holder of such share makes an election to receive cash (“Cash Electing Share”), an amount of cash, without interest, equal to the quotient of $1,041,000,000 divided by the sum of, as of immediately prior to the Effective Time, (x) the number of issued and outstanding shares of PlayStudios Common Stock (including, without duplication, the number of issued and outstanding shares of PlayStudios Preferred Stock on an as-converted basis); (y) the number of shares of PlayStudios Common Stock issued or issuable upon the exercise of all outstanding, vested and unexercised options to purchase shares of PlayStudios Common Stock; and (z) the shares of PlayStudios Preferred Stock underlying any issued and outstanding warrants of PlayStudios, in the case of (y) and (z) as determined on a net exercise basis (the “Per Share Merger Consideration Value”); provided, however, that (1) the aggregate amount of Cash Electing Shares available to each holder shall not exceed 15% of the shares of PlayStudios capital stock held by such holder; and (2) if the sum of the aggregate number of Dissenting Shares (as defined in the Merger Agreement) and the aggregate number of Cash Electing Shares multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”), exceeds the Available Cash Consideration (as defined in the Merger Agreement, such Available Cash Consideration not to exceed $150,000,000), then each Cash Electing Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Available Cash Consideration and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) an amount of the stock consideration described in clause (b), below, multiplied by one minus the Cash Fraction;

(b)    if the holder of such share does not make a cash election, a number of validly issued, fully paid and nonassessable shares of New PlayStudios Class A Common Stock (as defined below) equal to the quotient obtained by dividing (A) the Per Share Merger Consideration Value by (B) $10.00, except that if any such shares are owned by Andrew S. Pascal (the “Founder”), or any member of the Pascal Family Trust and their respective affiliates (collectively, the “Founder Group”), such share will instead receive a number of validly issued, fully paid and nonassessable shares of New PlayStudios Class B Common Stock par value $0.0001 per share (the “New PlayStudios Class B Common Stock”), equal to the quotient obtained by dividing (A) the Per Share Merger Consideration Value by (B) $10.00. The shares of New PlayStudios Class B Common Stock will have the same economic terms as the shares of New PlayStudios Class A Common Stock, but the shares of New PlayStudios Class A Common Stock will be entitled to one vote per share, and the shares of New PlayStudios Class B Common Stock will be entitled to 20 votes per share. Any shares of New PlayStudios Class B Common Stock that are transferred outside the Founder Group (except for certain permitted transfers) will automatically convert into shares of New PlayStudios Class A Common Stock. In addition, the outstanding shares of New PlayStudios Class B Common Stock will be subject to a “sunset” provision by which all outstanding shares of New PlayStudios Class B Common Stock will automatically convert into shares of New PlayStudios Class A Common Stock (i) if holders representing a majority of the New PlayStudios Class B Common Stock vote to convert the New PlayStudios Class B Common Stock into New PlayStudios Class A Common Stock, (ii) if the Founder Group and its permitted transferees collectively no longer beneficially own at least 20% of the number of shares of New PlayStudios Class B Common Stock collectively held by the Founder Group as of the Effective Time, or (iii) on the nine-month anniversary of the Founder’s death or disability, unless such date is extended by a majority of independent directors;

(iii) as a result of the Mergers, each outstanding share of PlayStudios Common Stock and PlayStudios Preferred Stock issued and outstanding as of the Effective Time as well as any outstanding unexercised vested options to purchase shares of PlayStudios Common Stock will also receive the right to receive the applicable Earnout Pro Rata Portion (as defined in the Merger Agreement) of an aggregate of 15,000,000 additional shares of New PlayStudios Class A Common Stock (the “Earnout Shares”), which right shall be contingent upon certain price milestones that are more fully set out in the Merger Agreement (the consideration described in the foregoing clauses (ii) and (iii), collectively, the “Merger Consideration”); and

(iv) as a result of the Mergers, each outstanding and unexercised option to purchase PlayStudios Common Stock, whether or not vested or exercisable, will be converted into an option to purchase a share of New PlayStudios Class A Common Stock, except for any such option that is held by any member of the Founder Group, which will be converted into an option to purchase a share of New PlayStudios Class B Common Stock.

The Board of Directors of Acies (the “Board”) has (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of Acies.

The Domestication

Prior to the Closing, subject to the approval of Acies’ shareholders, and in accordance with the DGCL, Cayman Islands Companies Law (2021 Revision) (the “CICL”) and Acies’ Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), Acies will effect a deregistration under the CICL and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication (the “Certificate of Domestication”) with the Secretary of State of Delaware), pursuant to which Acies’ jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Acies (the “Acies Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of Class A Common Stock, par value $0.0001 per share of New PlayStudios (after its Domestication) (the “New PlayStudios Class A Common Stock”, and together with the New Playstudios Class B Common Stock, the “New PlayStudios Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Acies (the “Acies Class B Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of New PlayStudios Class A Common Stock, after giving effect to the forfeiture of certain Acies Class B Ordinary Shares held by Acies Acquisition LLC, a Delaware limited liability company (the “Sponsor”) pursuant to that certain sponsor agreement by and among PlayStudios, Acies and the Sponsor (the “Sponsor Support Agreement”), (iii) each then issued and outstanding warrant of Acies will convert automatically, on a one-for-one basis, into a warrant to acquire one share of New PlayStudios Class A Common Stock (“New PlayStudios Warrant”), on substantially the same terms and conditions as specified in the Warrant Agreement, dated October 22, 2020, between Acies and Continental Stock Transfer & Trust Company, as warrant agent, after giving effect to the forfeiture of certain warrants of Acies held by the Sponsor pursuant to the Sponsor Agreement.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of Acies and PlayStudios, (ii) effectiveness of the proxy / registration statement on Form S-4 to be filed by Acies in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) receipt of approval for listing on Nasdaq of the shares of New PlayStudios Common Stock to be issued in connection with the Merger, (v) that Acies have at least $5,000,001 of net tangible assets upon Closing, and (vi) the absence of any injunctions or statute, rule or regulation prohibiting the transactions.

Other conditions to PlayStudios’ obligations to consummate the Mergers include, among others, that as of the Closing, (i) the Domestication has been completed, (ii) the amount of cash available in (x) the trust account into which substantially all of the proceeds from Acies’ initial public offering has been deposited for the benefit of Acies, certain of its public shareholders and the underwriters of Acies’ initial public offering (the “Trust Account”), after deducting the amount required to satisfy Acies’ obligations to its shareholders (if any) that exercise their rights to redeem their Acies Class A Ordinary Shares pursuant to the Cayman Constitutional Documents (but prior to payment of (A) any deferred underwriting commissions being held in the Trust Account and (B) any transaction expenses of Acies or its affiliates) plus (y) the PIPE Investment (as defined below), is at least $200,000,000 minus qualified expenses related to the cost of filing fees and seeking governmental approval of the Mergers.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) PlayStudios to prepare and deliver to Acies certain audited and unaudited consolidated financial statements of PlayStudios, (iii) Acies and PlayStudios to prepare and Acies file a proxy / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Acies shareholders of certain proposals regarding the Business Combination (including the Domestication), and (iv) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Acies, First Merger Sub, Second Merger Sub and PlayStudios. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written agreement of Acies and PlayStudios, (ii) by PlayStudios or Acies, if (a) Closing has not occurred on or before August 15, 2021, subject to requirements set forth in the Merger Agreement, (b) any Governmental Order (as defined in the Merger Agreement) shall have issued making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers or (c) Acies shareholder approval is not obtained at an extraordinary general meeting of Acies shareholders, (iii) by Acies, if (a) the Company Support Agreements (as defined below) are not delivered to Acies within twenty-four (24) hours after the date of the Merger Agreement, (b) any breach of any representation, warranty, covenant or agreement on the part of PlayStudios set forth in the Merger Agreement, subject to the conditions and certain exceptions contained therein, or (c) PlayStudios stockholder approval of the Mergers is not obtained within forty-eight (48) hours of the time the Registration Statement becomes effective), (iii) by PlayStudios, upon any breach of any representation, warranty, covenant or agreement on the part of Acies set forth in the Merger Agreement, subject to the conditions and certain exceptions contained therein.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Acies or its affiliates. The representations, warranties, covenants and agreements contained therein were made only for purposes and as of the specific dates set forth therein, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries thereunder and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Acies’ public disclosures.

Certain Related Agreements

Subscription Agreements

On February 1 2021, Acies entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 25,000,000 shares of New PlayStudios Class A Common Stock for an aggregate purchase price equal to $250 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the closing of the transactions contemplated by the Merger Agreement, subject to the terms and conditions contemplated by the Subscription Agreements.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, New PlayStudios will be required to, as soon as practicable but no later than 30 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, New PlayStudios will be required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof, (ii) the 90th calendar day following the filing date thereof if the SEC notifies New PlayStudios that it will “review” the registration statement and (iii) the 10th business day after the date New PlayStudios is notified in writing by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. New PlayStudios must use reasonable best efforts to keep the registration statement effective until the earliest of: (i) the date on which all of the shares covered by the registration statement have been sold, (ii) with respect to shares held by a particular subscriber, the date all shares held by such subscriber may be sold without restriction under Rule 144 and (iii) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) August 16, 2021, if the Closing has not occurred by such date.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Sponsor Support Agreement

On February 1, 2021, Acies entered into a Sponsor Support Agreement, pursuant to which the Sponsor and each director of Acies agreed, among other things, (i) to vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) that 900,000 Acies Class B Ordinary Shares held by the Sponsor shall become unvested and subject to forfeiture if certain earnout conditions described more fully in the Sponsor Support Agreement are not satisfied, (iii) to forfeit, for no consideration, 850,000 Acies Class B Ordinary Shares held by the Sponsor and 715,000 Acies Private Placement Warrants (as defined in the Sponsor Support Agreement), (iv) to forfeit additional Acies Class B Ordinary Shares conditioned on certain redemptions of Acies Class A Ordinary Shares that are more fully set forth in the Sponsor Support Agreement and (v) not to transfer any Acies Class B Ordinary Shares or Acies Private Placement Warrants (together, the “Sponsor Lockup Securities”) until the date that is 12 months after the Closing, except that on the date that is 180 days after the Closing, an amount of Sponsor Lockup Securities equal to the lesser of (A) 5% of the Sponsor Lockup Securities held by each holder of Sponsor Lockup Securities and (B) 50,000 Sponsor Lockup Securities held by each holder of Sponsor Lockup Securities, will no longer be subject to the transfer restrictions in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Company Support Agreement

February 2, 2021, Acies also entered into Voting and Support Agreements (the “Company Support Agreements”), by and among Acies, PlayStudios and certain stockholders of PlayStudios (the “Key Stockholders”). Under the Company Support Agreements, the Key Stockholders agreed, within forty-eight (48) hours following the SEC declaring effective the proxy statement/prospectus relating to the approval by Acies shareholders of the Business Combination, to execute and deliver a written consent with respect to the outstanding shares of PlayStudios Common Stock and PlayStudios Preferred Stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination. The shares of PlayStudios Common Stock and PlayStudios Preferred Stock that are owned by the Key Stockholders and subject to the Company Support Agreements represent (i) a majority of the outstanding voting power of PlayStudios Preferred Stock, voting as a separate class and (ii) a majority of the outstanding voting power of PlayStudios Common Stock and Playstudios Preferred Stock (on an as converted basis), voting together as a single class.

The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Company Support Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, New PlayStudios, the Sponsor and certain of PlayStudios’ stockholders and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New PlayStudios will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New PlayStudios Common Stock and other equity securities of New PlayStudios that are held by the parties thereto from time to time. Additionally, the Bylaws of New PlayStudios (the “Bylaws”) contain certain restrictions on transfer with respect to the shares of New PlayStudios Common Stock received as Merger Consideration immediately following Closing (the “PlayStudios Lockup Securities”). Such restrictions begin at Closing and end at the date that is 12 months after the Closing, except that on the date that is 180 days after the Closing, an amount of PlayStudios Lockup Securities equal to the lesser of (A) 5% of the PlayStudios Lockup Securities held by each holder of PlayStudios Lockup Securities and (B) 50,000 PlayStudios Lockup Securities held by each holder of PlayStudios Lockup Securities, will no longer be subject to the transfer restrictions.

The Subscription Agreements, the Sponsor Support Agreement and the Company Support Agreements have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about Acies or its affiliates. The representations, warranties, covenants and agreements contained in the Subscription Agreements, the Sponsor Support Agreement, the Company Support Agreements and the other documents related thereto were made only for purposes and as of the specific dates set forth therein, were solely for the benefit of the parties to the Subscription Agreements, the Sponsor Support Agreement and the Company Support Agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Subscription Agreements, the Sponsor Support Agreement or Company Support Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Subscription Agreements, the Sponsor Support Agreement or the Company Support Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Subscription Agreements, the Sponsor Support Agreements or the Company Support Agreements, as applicable, which subsequent information may or may not be fully reflected in Acies’ public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of New PlayStudios Class A Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On February 1, 2021, Acies and PlayStudios issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is an investor presentation dated February 2, 2021, for use by Acies in meetings with certain of its shareholders as well as other persons with respect to Acies' proposed transaction with PlayStudios, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Acies under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between PlayStudios and Acies. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/ or upon written request to 1219 Morningside Drive, Suite 110, Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PlayStudios and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PlayStudios and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Merger Agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on PlayStudios’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PlayStudios, (ix) the outcome of any legal proceedings that may be instituted against PlayStudios or against Acies related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PlayStudios operates, variations in operating performance across competitors, changes in laws and regulations affecting PlayStudios’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) New PlayStudios’ ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness, (xiv) the impact of COVID-19 on PlayStudios’ business and/or the ability of the parties to complete the Business Combination, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed below relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 to be filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PlayStudios and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither PlayStudios nor Acies gives any assurance that either PlayStudios or Acies, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 1, 2021.
10.1	Form of Subscription Agreement
10.2	Sponsor Support Agreement, dated as of February 1, 2021
10.3	Form of Company Support Agreement
99.1	Joint Press Release, dated as of February 1, 2021.
99.2	Investor Presentation, dated as of February 2, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Acies Acquisition Corp.

Date: February 2, 2021	By:	/s/ Daniel Fetters
	Name:	Daniel Fetters
	Title:	Co-Chief Executive Officer

By:	/s/ Edward King
Name:	Edward King
Title:	Co-Chief Executive Officer